UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 1)*

                      Under the Securities Exchange Act of 1934



                           ALLIED HEALTHCARE PRODUCTS, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                     Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                      019222108
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  NOVEMBER 16, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       91,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              91,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               91,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.166%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Bridget B. Baird, Successor Trustee under an Agreement with Cameron Baird dated 12/23/38

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       54,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              54,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               54,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.692%

          14.  TYPE OF REPORTING PERSON*

               IN, OO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          CUSIP NO. 019222108

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Cameron D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       10,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              10,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.128%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 1

          INTRODUCTION

               The acquisition of 415,900 shares ("Shares") of Common Stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on August 5, 1999 (the "Original Schedule 13D"). Since the filing of the Original Schedule 13D, one of the Reporting Persons (Brent D. Baird) has purchased additional Shares, and two new Reporting Persons (Bridget B. Baird, Successor Trustee; and Cameron D. Baird) have purchased Shares. The number of Shares now held by the Reporting Persons is 510,900 Shares.

               The Cover Page for Brent D. Baird is hereby amended as shown in this Amendment No. 1. Cover Pages for the two new Reporting Persons are hereby added as shown in this Amendment No. 1. Items 2, 3 and 5 are hereby amended as shown in this Amendment No. 1. All other Cover Pages and Items remain unchanged from the Original Schedule 13D.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended to add the following information with respect to the two new Reporting Persons:

          (5) BRIDGET B. BAIRD, SUCCESSOR TRUSTEE UNDER AN AGREEMENT WITH CAMERON BAIRD DATED 12/23/38 ("Bridget B. Baird, Successor Trustee").

                    (a) Bridget B. Baird
                    (b) 28 Old Mill Rd., Quaker Hill, CT  06375
                    (c) Professor, Connecticut College, New London, CT
                    (d) No
                    (e) No
                    (f) U.S.A.


          (6)  CAMERON D. BAIRD

                    (a) Cameron D. Baird
                    (b) 2208 Fox Hunt Lane, Lutherville, MD  21093
                    (c) Teacher
                    (d) No
                    (e) No
                    (f) U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The sources of funds used for the purchases of Shares by Bridget
          B. Baird, Successor Trustee and Cameron D. Baird were the Reporting Person's respective personal funds. The Reporting Persons did not borrow any funds to acquire the Shares. The amounts of funds paid for the Shares (which does not include commissions) by Brent D. Baird, Bridget B. Baird, Successor Trustee and Cameron D. Baird are as follows:

           Brent D. Baird          $   81,312 (only includes purchases
                                               since the filing of the
                                               Original Schedule 13D)
           Bridget B. Baird,
               Successor Trustee   $  124,750
           Cameron D. Baird        $   22,500


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 510,900 Shares of the
          Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          The Cameron Baird                    205,900           2.637%
          Foundation

          Aries Hill Corp.                      50,000           0.640%

          Bruce C. Baird                       100,000 (2)       1.281%

          Brent D. Baird                        91,000 (3)       1.166%

          Bridget B. Baird,
           Successor Trustee (4)                54,000           0.692%

          Cameron D. Baird                      10,000           0.128%
                                                ______           ______
          TOTAL                                510,900           6.544%



             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 7,806,682 Shares as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1999.

             (2) 50,000 of such Shares are held by Bruce C. Baird individually and 50,000 of such Shares are held by Bruce C. Baird's Individual Retirement Account.

             (3) 81,000 of such Shares are held by Brent D. Baird individually and 10,000 of such Shares are held by Brent D. Baird's retirement plan.

             (4)  The income beneficiary of the trust is Jane D.
                  Baird (during her lifetime). The remainder beneficiaries of the trust are the issue of Jane
                  D. Baird.

          (b) The Reporting Persons have sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:


                                                  Price/Share
                                                  (in Dollars
                                                  Commissions
           Purchase In The            Number of   not           Transaction Made
               Name Of      Date      Shares      included)         Through

          Bridget B.        10/15/99    5,000     2 5/8        Fahnestock & Co.
          Baird, Successor  10/18/99    2,000     2 5/8        Fahnestock & Co.
          Trustee           10/22/99      500     2 3/8        Fahnestock & Co.
                            10/25/99    5,000     2 1/2        Fahnestock & Co.
                            10/25/99    5,000     2 7/16       Fahnestock & Co.
                            10/25/99   10,000     2 3/8        Fahnestock & Co.
                            10/25/99   18,000     2 1/4        Fahnestock & Co.

          Brent D. Baird    10/25/99   10,000     2 3/8        Fahnestock & Co.
                            11/16/99    1,500     2 5/8        Fahnestock & Co.
                            11/16/99   18,500     2 3/4        Fahnestock & Co.
                            11/22/99    1,000     2 3/4        Fahnestock & Co.

          Cameron D. Baird  10/25/99   10,000     2 1/4        Fahnestock & Co.




          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 29th day of November, 1999.


          Brent D. Baird; Bridget B. Baird, Successor
            Trustee; and Cameron D. Baird


          By: s/Brian D. Baird
             Brian D. Baird, as attorney-in-fact